PositiveID Corporation

1690 South Congress Avenue, Suite 201

Delray Beach, Florida 33445

January 26, 2016

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PositiveID Corporation

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2014

Filed December 31, 2015

Form 8-K dated December 4, 2015

Filed December 7, 2015

Form 8-K dated December 22, 2015

Filed December 29, 2015

File No. 1-33297

Dear Mr. James:

PositiveID Corporation (the “Company” or “PositiveID”) is in receipt of your comment letter dated January 12, 2016 regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 8-K dated December 4, 2015

1.	With respect to the Management Services and Control Agreement entered into on December 4, 2015, please tell us how you are accounting for the agreement and why, citing the accounting literature relied upon. Include your consideration of ASC 810-10-25 and specifically address whether you are the primary beneficiary of a variable interest entity as a result of this agreement.

RESPONSE:	As a result of the Management Services and Control Agreement (the “MSCA”) entered into on December 4, 2015 we believe that it is appropriate to consolidate the financial position and results of operations of Thermomedics, Inc. (“Thermo”) beginning on December 4, 2015. In evaluating the appropriate treatment we considered the accounting literature in ASC 805-10-25-6, ASC 810-10-25, and ASC 810-10-15. Based on our analysis we believe that PositiveID Corporations is the primary beneficiary of a variable interest entity (Thermomedics, Inc.) as a result of the MSCA. In our evaluation, the factors we considered include:

•	The MSCA gave PositiveID 100% voting control over Thermo;
•	The MSCA gave PositiveID 100% managerial control over Thermo (all executive officers were replaced with PositiveID executive officers);
•	The MSCA gave PositiveID 100% board control over Thermo (all board members of Thermo were replaced with PositiveID personnel);
•	The MSCA imparts on PositiveID the responsibility/commitment to fund all obligations of Thermomedics;
•	The MSCA give the right to all revenues, profits and benefits from the operational results of Thermomedics to PositiveID;
•	The MSCA required the advance of the cash and equity consideration from PositiveID to Thermo, as originally contemplated in the Stock Purchase Agreement entered into on October 21, 2015. These advances as well as all working capital advances made under the MSCA are secured by a first priority security interest (filed under the UCC) in all of the assets of Thermo as well as a guarantee and security interest (filed under the UCC) in all of the common shares of Thermo owned by Sanomedics, Inc.;
•	Further the MSCA cannot be terminated without the Company’s consent.

Mr. Martin James
Securities and Exchange Commission
January 26, 2016

As the MSCA (as described above) created the event of control of Thermo, the Company determined that pursuant to ASC 805-10-25-6, the date of acquisition for the purpose of applying purchase accounting is December 4, 2015. In addition, the Company has considered Items 2.01 and 9.01 of Form 8-K and plans to file the required audited financial statements, unaudited interim financial statements and pro forma information within 71 days from December 10, 2015.

Form 8-K dated December 22, 2015

2.	With respect to you acquisition of E-N-G Mobile Systems, Inc. and the press release dated December 29, 2015 as shown on your website, please tell us whether this acquisition has occurred. If the acquisition has occurred, tell us your consideration of Items 2.01 and 9.01 of Form 8-K.

RESPONSE:	Please be advised that the acquisition of E-N-G Mobile Systems, Inc. closed on December 24, 2015. The Company has considered Items 2.01 and 9.01 of Form 8-K and plans to file the required audited financial statements, unaudited interim financial statements and pro forma information within 71 days from December 29, 2015.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PositiveID Corporation

By:	/s/ William Caragol
Name: William Caragol
Title: Chief Eecutive Officer and Acting Chief Financial Officer

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